United States securities and exchange commission logo





                             May 20, 2021

       Dustin Shindo
       Chief Executive Officer
       Pono Capital Corp
       643 Ilalo Street
       Honolulu, Hawaii 96813

                                                        Re: Pono Capital Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 21,
2021
                                                            CIK No. 0001855631

       Dear Mr. Shindo:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted April 21, 2021

       Our Company, page 1

   1. Please provide us with the basis for each of your statements in the second paragraph of this section about the
Japanese market.
       Summary, page 1

   2. Please revise your Summary section to clarify that the low price that your sponsor paid for the founder shares
creates an incentive whereby your sponsor could potentially make a substantial profit
even if you select an acquisition target that subsequently declines in value and is
unprofitable for public investors. We note the second full risk factor on page 61.
 Dustin Shindo
Pono Capital Corp
May 20, 2021
Page 2
Our Investment Philosophy, page 6

3. In light of your disclosure that you intend to target companies in Asia, and in particular
         Japan, please clarify whether the statistics in the bullet points are for the Japanese market.
Capitalization, page 71

4. We note inconsistent language throughout the prospectus as to the accounting treatment of the warrants. In Footnote 1 to the table you state, "we will classify each of the warrants as a liability at its fair value..." Under Accounting Treatment on page 14 you state, "the public warrants and the placement warrants may be treated as a derivative liability..." On page 53 you state, "we expect to account for these as a warrant liability." For example purposes only, please also see disclosure on pages 63 and 128. Please revise to ensure that such disclosure is consistent throughout the prospectus.
General

5. We note your disclosure on page ii that you cannot assure the accuracy or completeness of information contained in the prospectus. This statement appears to
disclaim the issuer   s
         responsibility for information in the registration statement. Please revise the disclosure to remove this disclaimer.
       You may contact Lory Empie at 202-551-3714 or Michael Henderson at 202-551-3364 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



FirstName LastNameDustin Shindo                                 Sincerely,
Comapany NamePono Capital Corp
                                                                Division of
Corporation Finance
May 20, 2021 Page 2                                             Office of
Finance
FirstName LastName